Filed Pursuant to Rule 433
Registration No.: 333-125581

The CurrencySharesSM Euro Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

The following article was posted on the AdvisorMax.com website on February 16, 2007. As of that date, it was accessible for free on the internet by visiting: http://www.advisormax.com/article-detail.html?contentId=675&pg=portfolios.

The final paragraph of the following article states “...Rydex is closing in on the $4 billion mark in collective asset value of the currency ETFs it manages...”. As of February 20, 2007, the collective asset value of the currency ETFs managed by Rydex Investments was approximately $1.325 billion.

*Diversifying with Currency ETFs*
Yearning for ¥en Exposure
By Colleen O’Connor Grant

Financial advisors need to be prepared for increased queries on exposure to non-US instruments, particularly in light of so many headlines touting Asia’s growing economies. If that’s not popping up in your discussions of portfolio strategies, either you or your clients aren’t up-to-date with exchange traded funds (ETFs) that are pegged to foreign currencies. This fairly new family of ETFs now includes exposure to the Japanese Yen.

Admittedly, currency trading remains the terrain of beefed-up institutional investors and brawny investment banks, but the market is no longer exclusive to them thanks, in part, to currency ETFs.

In short, the ETF tracks the price of the currency. Investors buy shares of the ETF, which trades on a public stock market, rather than owning the currency outright, thus mitigating involvement with the volatile and less-than-transparent currency market. The GDP of the underlying home country drives the return profile of the ETF.

Mid-February 2007 marked the first time investors could gain exposure to an Asian currency as Rydex Investments debuted its Japanese Yen Trust (NYSE: FXY). This marked the eighth “CurrencyShares” ETF created by Rydex, which launched its first, the Euro Currency Trust (NYSE: FXE) at the end of 2005. Seven other currencies have followed since.

The role a currency ETF plays in a portfolio is one of diversification, expanding the asset class horizon.

“International exposure is extremely important and there are problems in finding that via international mutual funds,” says Steve Sachs, director of trading at Rydex. “An advisor now has a better chance to get that exposure.” With currency ETFs, there is low correlation to traditional assets, stocks and bonds, he adds.

According to Rydex, the Yen currency accounts for 17% of overall global currency trading volume each day.

“The Yen is one of the most exciting launches because of interest in the [Asian] marketplace,” says Tim Meyer, Rydex’s ETF business manager. “Advisors have been asking us about it since we launched our first one.”

In all, the concept of currency ETFs seems to have picked up steam. According to Meyer, Rydex is closing in the $4 billion mark in collective asset value of the currency ETFs it manages, surpassing the $1 billion mark reached in the fourth quarter of 2006.